SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement
under Section 14(d)(4)
of the Securities Exchange Act of 1934

NTS-Properties IV
(Name of Subject Company)

NTS-Properties IV
(Names of Person Filing Statement)

LIMITED PARTNERSHIP INTERESTS
(Title of Class of Securities)

62942E209
(CUSIP Number of Class of Securities)

J.D. Nichols, Managing General Partner
of
NTS-PROPERTIES ASSOCIATES IV
10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800
(Name, address and telephone number of person authorized to receive
notices and communications on behalf of the person filing statement)

Copy to:

Mark Borrelli, Esq.
Shefsky & Froelich Ltd.
444 North Michigan Avenue, Suite 2500
Chicago, Illinois 60611
(312) 836-4014

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 9. Material to be Filed as Exhibits.

(a)(1)(i)   Notice Sent by the Partnership to Limited Partners dated July 27, 2001.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 27, 2001

NTS-PROPERTIES IV, a Kentucky limited partnership

By: NTS-PROPERTIES ASSOCIATES IV, a Kentucky limited partnership and General Partner

By: */s/ J.D. Nichols*
J.D. Nichols, Managing General Partner

EXHIBITS

Exhibit Number	Description
(a)(1)(i)	Notice Sent by the Partnership to Limited Partners dated July 27, 2001.

Notice Sent by the Partnership to Limited Partners dated July 27, 2001.

[NTS - PROPERTIES IV LETTERHEAD]

July 27, 2001

Dear NTS-Properties IV Investor:

ORIG, LLC
PLANS TENDER OFFER
AT $230 PER INTEREST

ORIG, LLC, an affiliate of the Partnership, is planning to begin a tender offer for up to 2,000 limited partnership interests at a purchase price of $230 in cash. ORIG plans to mail the tender offer materials within the next week.

We recently learned of a tender offer made by Equity Resources Lexington Fund at a price of $205 per interest. We have a conflict of interest in connection with the Equity Resources offer because it competes with the offer of ORIG, our affiliate. We are therefore remaining neutral and not expressing an opinion regarding the Equity Resources offer. However, we wish to note that the increased purchase price of $230 in ORIG's offer exceeds Equity Resource's offering price by $25 per interest.

In addition to the fact that the price of the Equity Resources offer is lower than the price ORIG proposes to offer, please note that the Equity Resources offer appears to be a "mini-tender," because it is for less than 5% of our outstanding limited partnership interests. Mini-tenders are not subject to all of the United States Securities and Exchange Commission's (the "SEC") rules relating to tender offers, and therefore typically do not provide for the same disclosures and other protections as are required in more highly regulated tender offers. For example, **the Equity Resources offer does not provide a right of withdrawal**. **This means that if you tender interests in the Equity Resources offer, you will not be allowed to receive the higher price offered by ORIG, or any higher price which may be offered in any later offers.** In addition, the Equity Resources offer does not provide any information regarding the offeror or any plans or proposals the offeror has relating to the Partnership.

The ORIG tender offer described in this release has not yet commenced, and this release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will only be made through an Offer to Purchase and related Letter of Transmittal, which will be mailed to all investors. ORIG will also file the Offer to Purchase, Letter of Transmittal and related documents with the SEC when the tender offer commences. We will also file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. All documents filed with the SEC will be available free of charge on the SEC's website at www.sec.gov. We urge you to carefully review the Offer to Purchase, Letter of Transmittal and Schedule 14D-9 when they become available.